

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

September 10, 2007

Michael J. Knesek
Controller
Enterprise GP Holdings L.P.
1100 Louisiana Street
10th Floor
Houston, TX 77002

      **Re: Enterprise GP Holdings L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed February 28, 2007
             File No. 1-32610**

Dear Mr. Knesek:

      We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             William Choi
             Branch Chief